

Mail Stop 4720

June 16, 2016

Jonathan M. Adams
Chief Executive Officer
NanoAntibiotics, Inc.
100 Cummings Center, Suite 247-C
Beverly, MA 01915 USA

> **Re:** **NanoAntibiotics, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 8, 2016**
> **File No. 000-55292**

Dear Mr. Adams:

We have reviewed your filing and have the following comment. Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Proposal 1 – Name Change Amendment, page 7

1.   We refer to your proposal to amend your Articles of Incorporation to change your name to BioVie Inc. Please revise your disclosure to provide a reason for the name change pursuant to Item 19 of Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Irene Paik at (202) 551-6553 or Mary Beth Breslin at (202) 551-3625 with any questions.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Peter Campitiello
        Kane Kessler, P.C.